StubHub Holdings, Inc.

175 Greenwich Street, 59th Floor

New York, New York 10007

September 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Joel Parker
Alyssa Wall
Erin Jaskot

Re:	StubHub Holdings, Inc.
Registration Statement on Form S-1, as amended (File No. 333-286000)
Acceleration Request

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, StubHub Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-286000) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 16, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Michael Benjamin at (212) 906-1311 or Alison Haggerty at (212) 906-1320.

Thank you for your assistance in this matter.

[Signature Pages Follow]

Very truly yours,

StubHub Holdings, Inc.

By:	/s/ Eric Baker
	Name:	Eric Baker
	Title:	Chief Executive Officer

cc:	Mark Streams, StubHub Holdings, Inc.

Connie James, StubHub Holdings, Inc.

Michael Benjamin, Latham & Watkins LLP

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Adam Gelardi, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP

[Signature Page to Issuer Acceleration Request]